EXHIBIT 99.48

NEWS RELEASE	April 19, 2005

ACCLAIM ENERGY TRUST ANNOUNCES MONTHLY DISTRIBUTION

CALGARY, ALBERTA (AE.UN – TSX)– Acclaim Energy Trust is pleased to announce that a cash distribution of C$0.1625 per trust unit will be paid on May 20, 2005 to unitholders of record on April 29, 2005. The trust units of Acclaim will commence trading on an ex-distribution basis on April 27, 2005.

The Trust’s trailing twelve months of cash distributions total C$1.95 per Trust unit; provide a twelve-month return of approximately 13.6 percent, based on a April 18 closing price of $14.33 per unit. In October 2002, Acclaim established an objective of providing consistent cash distributions and has provided unitholders with 31 consecutive monthly payments at this level.

Acclaim Energy Trust is an open-end, actively managed Canadian energy trust, traded on the Toronto Stock Exchange. With an enterprise value of $1.8 billion, the Trust is engaged in the development and acquisition of long-life, high-quality oil and natural gas reserves in western Canada. Acclaim has a history of making accretive acquisitions on a per unit basis and in providing stable, consistent monthly distributions to its unitholders. For further information on Acclaim Energy Trust, please visit www.acclaimtrust.com

FOR FURTHER INFORMATION PLEASE CONTACT:

Kerklan (Kerk) Hilton
Director, Investor Relations
(403) 539-6343
1-877-539-6300
info@acclaimtrust.com
www.acclaimtrust.com

ADVISORY: Certain information regarding Acclaim Energy Trust including management’s assessment of future plans and operations, may constitute forward-looking statements under applicable securities law and necessarily involve risks, including risks associated with oil and gas exploration, production, marketing and transportation such as loss of market, volatility of prices, currency fluctuations, imprecision of reserve estimates, taxation estimates, environmental risks, changes to government policy, competition from other producers and ability to access sufficient capital from internal and external source; as a consequence, actual results may differ materially from those anticipated in the forward-looking statements.